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rtreuhold@shearman.com	September 18, 2007

212-848-7895

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Volvo Corporation

Form 20-F for the fiscal year ended December 31, 2006

File No. 0-12828

Dear Mr. Humphrey:

We have received from our client, Volvo Corporation (the “Company”), the comment letter dated August 31, 2007 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), addressed to Mr. Leif Johansson, the Company’s President and Chief Executive Officer.

As discussed during our telephone conversation this past Tuesday, September 11th, the Company announced its decision in June to apply for delisting of its ADRs from Nasdaq and deregistration from the SEC.

On behalf of the Company, we are transmitting the following responses to your comments. The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Operating and Financial Review and Prospects – Results from continuing operations: 2006 compared with 2005, page 43

1.	See your discussion of operating income for the Trucks business area. In future filings, please exclude the non-GAAP measure of “operating income...excluding adjustment of

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Mr. David R. Humphrey	September 18, 2007

goodwill.” In this regard, to the extent that such non-GAAP financial measure does not comply with the requirements found in “Note to paragraph (e)” of Item 10(e) of Regulation S-K, it is a prohibited measure and should be excluded from the filing. Please revise or advise.

Response:

The Company respectfully notes the Staff’s comment and will take it into consideration in any future filings.

Operating and Financial Review and Prospects – Results from continuing operations: 2006 compared with 2005, page 43

2.

See your discussion of “Net interest expense” on page 46. In future filings, please expand to discuss separately the gross amount of interest income and interest expenses, as shown on your income statements at page F-4.

Response:

The Company respectfully notes the Staff’s comment and will take it into consideration in any future filings.

Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations, page 55

3.

We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Response:

The Company respectfully notes the Staff’s comment and will take it into consideration in any future filings.

Mr. David R. Humphrey	September 18, 2007

Financial Statements – Note 37. Financial Instruments, page F-53

4.

Reference is made to discussion paragraphs under the subheading “Impairments” shown on page F-54. Supplementally advise in detail how the accounting policies with respect to “Assets that are valued at amortized cost” and “Assets available for sale” comply with treatment under U.S. GAAP. As appropriate, the U.S. GAAP reconciliation note should be expanded to describe any material differences between IFRS and U.S. GAAP.

Response:

The Company respectfully notes the Staff’s comment and will take it into consideration in any future filings.

Financial Statements – Note 38. Net income and shareholders’ equity in accordance with US GAAP, page F-58

5.

See Note H, with specific reference to the paragraph that discusses “Cash flow” shown on page F-63. Clarify for U.S. GAAP purposes that customer financing to an external customer that results in actual cash flows to the Company on a consolidated basis are classified as investing rather than financing activities. In this regard, your current disclosure in the last two sentences of this paragraph appears to be inconsistent.

Response:

The Company respectfully notes the Staff’s comment and will take it into consideration in any future filings.

*        *        *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey	September 18, 2007

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 212-848-7895.

Very truly yours,

Robert C. Treuhold

cc:	Beverly A. Singleton

Staff Accountant, Securities and Exchange Commission

Leif Johansson

President and Chief Executive Officer, Volvo Corporation

Eva Persson

Senior Vice President and General Counsel, Volvo Corporation